Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Below is a schedule, as of July 26, 2010, setting forth by month the number of individual smoking and health cases against PM USA that are scheduled for trial through the end of 2010.

2010

Individual Smoking & Health

Other than the Engle progeny cases, no trials are scheduled in 2010.

Engle progeny

August (2)	November (14)
September (4)	December (3)
October (8)

As of July 26, 2010, two Engle progeny cases were in trial.